UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

(Commission File No. 001-41430)

Pagaya Technologies Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor

121 Derech Menachem Begin

Tel-Aviv 6701203, Israel

+972 (3) 715 0920

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): __

Entry into Senior Secured Revolving Credit Agreement

On September 2, 2022, Pagaya Technologies Ltd., a company organized under the laws of Israel (the “Company”) entered into that certain Senior Secured Revolving Credit Agreement (the “Credit Agreement”) by and among the Company, as the borrower, the lenders from time to time party thereto and Silicon Valley Bank, as administrative agent and collateral agent, which provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to the U.S. dollar equivalent of $20.0 million may be issued in new Israeli shekels.

The Revolving Credit Facility replaced the 2021 Credit Facility (as defined below). Proceeds of borrowings under the Revolving Credit Facility may be used to finance the Company’s ongoing working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries. As of the date of this filing, no borrowings have been made under the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to, at the Company’s option, (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% and (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. The Company may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions and make restricted payments and other distributions. The Credit Agreement contains the following financial maintenance covenants, which will be tested on the last day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2022: (i) a minimum Consolidated Adjusted Quick Ratio (as defined in the Credit Agreement) of 1.25:1.00 and (ii) Consolidated Total Revenue (as defined in the Credit Agreement) not less than the amounts set forth in the Credit Agreement. The Credit Agreement also includes affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full and complete terms thereof, which are attached as Exhibit 10.1 to this Current Report on Form 6-K and are incorporated herein by reference.

Termination of 2021 Credit Facility

In connection with entering into the Credit Agreement, the Company repaid and replaced all outstanding obligations with respect to, and terminated the commitments under, that certain Credit Agreement, dated as of December 23, 2021 (as amended by that certain Amendment No. 1 to Credit Agreement, dated as of March 15, 2022), among the Company, as the borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “2021 Credit Facility”).

This information in this Report on Form 6-K, including Exhibit 10.1, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-265739), of Pagaya and any related prospectuses, as such registration statement and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT LIST

Exhibit No.	Description
10.1 #	Credit Agreement, dated as of September 2, 2022, by and among Pagaya Technologies Ltd., as the borrower, the lenders party thereto and Silicon Valley Bank, as administrative agent.

# In accordance with Item 601(a)(5) of Regulation S-K, certain schedules (or similar attachments) to this exhibit have been omitted from this filing. The registrant will provide a copy of any omitted schedule to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 2, 2022

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Gal Krubiner
Name:	Gal Krubiner
Title:	Chief Executive Officer